April 30, 2007

Room 4561

Mr. Stephen Green
Senior Vice President and
 General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

>   **Re: IHS Inc.**
>   **Form 10-K for Fiscal Year Ended November 30, 2006**
>   **Filed January 24, 2007**
>   **File No. 001-32511**

Dear Mr. Green:

        We have reviewed your response to our letter dated March 26, 2007 in connection
with the above referenced filing and have the following comment. We may ask you to
provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 44

1.   We have read your response to prior comment number 1 and continue to believe
        that additional quantitative and qualitative information should have been provided
        due to the magnitude of the change in your operating cash flows. For example,
        we do not believe that your disclosure indicating that collections were favorable
        provides readers with information sufficient to fully evaluate that factor. You
        have not quantified the impact, disclosed any key indicators related to collections,
        explained why the collections were favorable, or discussed the indicative value of

the improved collections. Please confirm to us that you will provide improved disclosure under similar circumstances in the future.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Assistant Chief Accountant